REVIEWED FINANCIAL STATEMENTS

PRANOS INC.

FOR THE YEAR ENDED DECEMBER 31, 2025

Table Of Contents

Independent Accountant's Review Report

To the Members
PRANOS INC.

Conclusion

We have reviewed the accompanying financial statements of Pranos Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

A review consists primarily of applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion on the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America (GAAP).

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. GAAP, including the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements.

Certified Public Accountant (CPA)


NICHOLAS DORA

License Number: #43133
Apex, North Carolina
Date: March 31, 2026

PRANOS INC.
STATEMENT OF PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
	" $ "
Revenue	
Business Revenue	43,044
Total Revenue	43,044
Cost of Goods Sold	
Supplies & Materials	28,462
Shipping Costs of Sales	4,714
Total for Cost of Goods Sold	33,177
Gross Profit	**9,867**
Expenses	
Travel Expenses	1,013
Office Supplies Expense	53
Bank Charges and Fees	2,712
Advertising and Marketing Expense	1,564
Software and Application Subscriptions	4,250
Cloud Infrastructure and Hosting	527
Legal and Patent Expenses	4,550
Contractor Expenses	2,505
Meals and Entertainment Expense	87
Telephone and Internet Expense	477
Total Expenses	17,738
Operating Income (Loss)	(7,871)
Other Income	
Other Income – Rewards	1,066
Income Before Taxes	(6,805)
Income Tax Expense	
Income Tax Expense	783
Net Income (Loss)	(7,588)

PRANOS INC.

BALANCE SHEET

As of December 31, 2025

	2025
ASSETS	" $ "
Current Assets	
Cash and cash equivalents	65,028
Inventory	9,432
Total Current Assets	**74,460**
Non-Current Assets	
Fixed Assets	12,111
TOTAL ASSETS	**86,571**
LIABILITIES AND EQUITY	
Current Liabilities	
Credit Card Payable	8,311
Total for Current Liabilities	8,311
Non Current Liabilities	
Convertible Debt	67,007
Total for Liabilities	**75,318**
Equity	
Common Stock	6,070
Common Stock Additional Paid In Capital	47,523
Retained earnings	(42,340)
Total Equity	11,253
TOTAL LIABILITIES AND EQUITY	**86,571**

PRANOS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
A) CASH FLOWS FROM OPERATING ACTIVITIES	" $ "
Net Income (Loss)	(7,588)
Adjustments for non-cash and non-operating items:	
Adjustments: Depreciation	-
Changes in Working Capital:	
Increase in inventory	(4,759)
Increase in Credit card Payable	4,391
Net Cash Provided by Operating Activities	(7,956)
B) CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Furniture and Fixtures	-
Net Cash from Investing Activities	-
C) CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's Investment Increase	-
Net Cash from Financing Activities	-
RECONCILIATION OF CASH AND CASH EQUIVALENTS	
Net increase / (decrease) in cash and cash equivalents (A+B+C)	(7,956)
Cash and cash equivalents at the beginning of the year	72,984
Cash and cash equivalents at the end of the year	65,028

PRANOS INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

2025	Common Stock	Additional Paid In Capital	Retained earnings	Total Equity
Opening Balances	6,070	47,523	(34,752)	18,841
Injected during the year			-	-
Net Income / (Loss)	-	-	(7,588)	(7,588)
			-	-
Closing Balance	6,070	47,523	(42,340)	11,253

PRANOS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 1 – Nature of the Organization

Pranos Inc. (the “Company”) is incorporated in the United States and operates in the design, development, and commercialization of advanced hardware technologies, including projection systems, display solutions, and related visual technologies. The Company focuses on innovative imaging and display platforms for commercial and consumer applications. The Company’s principal place of business is located in the United States.

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Note 3 – Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 4 – Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Cash and cash equivalents consist of balances held in bank accounts.

Note 5 – Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the appropriate costing method and includes all costs necessary to bring inventory to its present condition and location.

Note 6 – Revenue Recognition

The Company recognizes revenue when control of goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled.

Note 7 – Income Taxes

The Company is subject to U.S. federal and state income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

Note 8 – Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued. No events requiring disclosure were identified.